                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    (Amendment No. 10 for Robert H. McLean)

                   Under the Securities Exchange Act of 1934

                          BFX HOSPITALITY GROUP, INC.
                         (formerly Buffton Corporation)
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   119885200
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Robert H. McLean
                               226 Bailey Avenue
                                   Suite 101
                            Fort Worth, Texas 76107
                                 (817) 332-4761
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 14, 2000
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box [   ].

Check the following box if a fee is being paid with the statement [   ].

1.  Names of Reporting persons:

    Robert H. McLean - SS No. ###-##-####
    ---------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group

              (a)
                 ---------------
              (b)
                 ---------------
    ---------------------------------------------------------------------------
3.  SEC Use Only

    ---------------------------------------------------------------------------
4.  Source of Funds         SC

    ---------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                 ---------------
    ---------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Mr. McLean is a citizen of the United States of America.
    ---------------------------------------------------------------------------
    Number of Shares Beneficially Owned By Each Reporting Person With

7.  Sole Voting Power                    688,601

    ---------------------------------------------------------------------------
8.  Shared Voting Power                      -0-

    ---------------------------------------------------------------------------

9.  Sole Dispositive Power               688,601
    ---------------------------------------------------------------------------

10. Shared Dispositive Power                 -0-

    ---------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    640,570   Actual Ownership
          0   Stock Options
      4,831   ESOP Shares
     22,100   Shares owned by a limited partnership controlled by Reporting
              Person
     20,000   Shares owned by a limited partnership of which Reporting Person is a limited partner and an officer of the general partner but does not have an ownership interest in the general partner.
              Reporting Person disclaims beneficial ownership of all of these securities and this report shall not be deemed an admission of beneficial ownership.
      1,100   Shares owned by Reporting Person's spouse. Reporting Person disclaims beneficial ownership of all of these securities and this report shall not be deemed an admission of beneficial ownership.

    ------
    688,601   Total
    ---------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares _________

    ---------------------------------------------------------------------------
13. Percent of Class Represented by Amount of Row (11)

    16.13%, based on the 3,968,866 Shares outstanding as of May 5, 2000 plus 300,000 shares represented by options exercised by Reporting Person on August 14, 2000.
    ---------------------------------------------------------------------------
14. Type of Reporting Person           IN
    ---------------------------------------------------------------------------

CUSIP No. 119885200

                         THE STATEMENT ON SCHEDULE 13D
                  FOR ROBERT H. MCLEAN IS AMENDED AS FOLLOWS:
-------------------------------------------------------------------------------

Item 1.  SECURITY AND ISSUER.

              This statement relates to the common stock, $.05 par value per share (the "Common Stock"), of BFX Hospitality Group, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 226 Bailey Avenue, Suite 101, Fort Worth, Texas 76107.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              Item 5(c) below is incorporated by reference in response to this
              Item 3.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Mr. McLean beneficially owns 688,601 shares of the Common Stock of the Issuer, or approximately 16.13% of the 4,268,866 issued and outstanding shares of Common Stock as of August 14, 2000. The 16.13% is based on the 3,968,866 Shares outstanding as of May 5, 2000 plus 300,000 shares represented by options exercised by Mr. McLean on August 14, 2000. The 688,601 shares include 640,570 shares issued to Mr. McLean in his name, 4,831 shares owned by the Issuer's Employee Stock Ownership Plan which have been allocated to and are voted by Mr. McLean, and 22,100 shares owned by a limited partnership controlled by Mr. McLean. It also includes 20,000 shares owned by a limited partnership of which Mr. McLean is a limited partner and an officer of the general partner but does not have an ownership interest in the general partner and 1100 shares owned by Mr. McLean's spouse. Mr. McLean disclaims beneficial ownership of the 21,100 shares owned by the limited partnership and Mr. McLean's spouse set forth in the preceding sentence and this report shall not be deemed an admission of beneficial ownership of these 21,100 shares for purposes of the Securities Exchange of 1934.

(b) Mr. McLean has the sole power to vote or to direct the vote of 668,601 shares and the sole power to dispose or direct the disposition of 668,601 shares of the Issuer's Common Stock. Mr. McLean disclaims beneficial ownership of the 21,100 shares of the Issuer's Common Stock owned by a limited partnership and Mr. McLean's spouse discussed in paragraph (a) above.

(c) On August 14, 2000, Mr. McLean exercised options to purchase 300,000 shares of the Issuer's Common Stock at an exercise price of $1.00 per share. Pursuant to the terms of the option agreement, Mr. McLean paid the exercise price by executing a promissory note in favor of the Issuer in the amount of $300,000, bearing interest at 8% per annum, due August 14, 2001 and secured by the 300,000 shares pursuant to a stock pledge agreement.

(d)           None.

(e)           Not applicable.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Copy of Non Qualified Stock Option Agreement dated October 4, 1999, between the Company and Mr. McLean which was exercised by Mr. McLean on August 14, 2000, and which is incorporated by reference to Exhibit 7.d to the
Schedule 13D filed August 4, 2000, by a group consisting of Messrs. McLean, Hampton Hodges, Terry Kearney, Robert Korman, Walter D. Rogers, Jr. and Frank
J. Milan.





                                   SIGNATURES
                                   ----------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 14, 2000

                                             /s/ ROBERT H. MCLEAN
                                            -----------------------------
                                            ROBERT H. MCLEAN